U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                            SEC File Number: 0-26155


   [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 10-Q and Form 10-QSB
                                 [ ] Form N-SAR
                      For Period Ended: September 30, 2005

   [ ] Transition Report on Form 10-K        [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K        [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

--------------------------------------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not applicable

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------

Full Name of Registrant:                  Icy Splash Food & Beverage, Inc.
Former Name if applicable:                Not Applicable
Address of Principal Executive Office:    535 Wortman Avenue, Brooklyn, NY 11208

--------------------------------------------------------------------------------

PART II - RULE 12B-25(B) AND (C)

--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

PART III - NARRATIVE

--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's annual report on Form 10-QSB by November 14, 2005, the required filing date, without unreasonable effort and expense.

         The Company did not represent in part II of this Form 12b-25 that it would be able to file its Form 10-QSB for its three and nine month periods ended September 30, 2005 by November 21, 2005, which is required by SEC rules to obtain a five-day extension of the filing deadline. The Company has concluded that it will not be able to file its Form 10-QSB for its three and nine month periods ended September 30, 2005 by that date. Management endeavors to complete its review as soon as possible, but the Company cannot estimate at this time when the review will be completed.

--------------------------------------------------------------------------------

PART IV - OTHER INFORMATION

--------------------------------------------------------------------------------

       (1) Name and telephone number of person to contact in regard to this notification:

                          Joseph Aslan - (718) 746-3585

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes   [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for t he last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes   [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Company expects to report revenues for the three and nine month periods ended September 30, 2005 that are greater than those for the three and nine month periods ended September 30, 2004. Additionally, the Company expects to report an increase in its net loss for the three and nine month periods ended September 30, 2005, as compared to its net loss for its three and nine month periods ended September 30, 2004. However, until the compilation of the requisite financial data and other narrative information described above in part III is complete, the Company cannot estimate its amount of revenues and net loss at the present time.

--------------------------------------------------------------------------------

         Icy Splash Food & Beverage, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                 ICY SPLASH FOOD & BEVERAGE, INC.



Date: November 15, 2005       By:     /s/ Joseph Aslan
                                 -----------------------------------------------
                                 Joseph Aslan, President and Chief
                                 Executive Officer